Stolt Offshore S.A.                            [graphic omitted]


NEWS RELEASE
                                        Contacts:
                                        Julian Thomson/Fiona Harris
                                        Stolt Offshore S.A.
                                        US  +1 877 603 0267 (toll free)
                                        UK +44 1224 718436
                                        julian.thomson@stoltoffshore.com

                                        Patrick Handley (UK) / Tim Payne (US)
                                        Brunswick Group
                                        UK +44 207 404 5959
                                        US +1 212 333 3810
                                        phandley@brunswickgroup.com
                                        tpayne@brunswickgroup.com


  Stolt Offshore S.A.: Conditional private placement and subsequent issue of a minimum of $100m in new equity to facilitate financial restructuring


London, England - December 19, 2003 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO) today announced:

     o a Private Placement of 34.1m ordinary shares to institutional investors which is fully subscribed;

     o an additional 11.4m ordinary shares issued to Stolt-Nielsen S.A. in consideration for conversion of $25m of subordinated debt;

     o a Subsequent Issue of up to 13.0m ordinary shares to shareholders as of December 18, 2003 who were not given the opportunity to participate in this Private Placement;

     o    subscription price for all the issues to be $2.20 per share;

     o gross proceeds are expected to be $75m from the Private Placement and up to $28.6m from the Subsequent Issue;

     o book equity to increase by a minimum of $100m and up to a maximum of $128.6m;

     o the Stolt Offshore Board will be calling an extraordinary general meeting of shareholders to approve the Private Placement and Subsequent Issue;


The Stolt Offshore Board has proposed an equity capital raising in this form in order to:

     o    accelerate the financial restructuring of the company;

     o    enhance working capital to satisfy Stolt Offshore's commercial needs;

     o establish a capital structure from which to reap the full advantages of the strategic and organisational changes under the Blueprint.


The closing of the Private Placement will be subject to various conditions being met by January 20, 2004 including, among others:

     o    approval by the Stolt Offshore shareholders;

     o Stolt Offshore having entered into a new bonding facility in an amount not less than $150 million;

     o Stolt Offshore having amended certain terms of its existing revolving credit facilities, including extending the maturity date; and

     o    Stolt-Nielsen Board approval for the conversion of subordinated debt.

These measures provide a basis for concluding negotiations with Stolt Offshore lenders.

The full conditions are set forward at the end of this release.

The Stolt Offshore shares will be traded exclusive of rights from December 19, 2003. It is anticipated that the Subsequent Issue will take place before the end of the second quarter 2004. The subscription rights for the Subsequent Issue will not be tradeable or transferable. Shareholders of record as of December 18, 2003 who have not had the opportunity to participate in the Private Placement, will have the right to subscribe for 0.6 new shares per existing share held in the Company.

Tom Ehret, Stolt Offshore CEO, said, "This fully subscribed equity raising is a vote of confidence in the progress Stolt Offshore has made in recent months, in our strategy and in the commercial opportunity before us. Raising equity in this fashion should allow us to complete our financial restructuring well ahead of schedule, and will brings us swiftly back to our full competitive potential in our market place."

The securities to be offered in the private placement have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.


********************************************************************************
Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
********************************************************************************
Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.


The Subscription is conditional upon satisfaction of the following events on or prior to January 20, 2004 (the "Closing Date") (except for the event described in clause (a) below which shall occur on or prior to December 22, 2003):

(a)  The Board of Directors of Stolt Offshore S.A. (STO) and Stolt-Nielsen S.A.
     (SNSA) shall have approved and ratified the Private Placement on terms contemplated in this Subscription Agreement and SNSA shall have undertaken to vote in favor of the shareholder resolutions in STO required to authorise and approve the Private Placement and the Subsequent Issue;

(b) STO (or a subsidiary of STO) shall have entered into a new secured guarantee facility (the "New Bonding Facility") with a syndicate of lenders providing for:

     (i) the commitment by the lenders to issue guarantees, performance bonds, bid bonds, advance payment bonds and letters of credit (collectively, the "Bonds") in respect of performance obligations of STO and its group companies in the aggregate face amount of not less than US $150,000,000;

    (ii) the availability period for the issuance of the Bonds shall be not less than 12 months from the date of the New Bonding Facility;

   (iii) the maturity date for each Bond issued under the New Bonding Facility shall be not less than 60 months from the date of issue of such Bond; and

    (iv) such other terms, covenants and conditions that are reasonable for a bonding facility of its type, including terms, covenants and conditions that are reasonable in light of STO's financial and business conditions, credit standing and prospects;

(c) STO (or its subsidiary, Stolt Comex Seaway Finance B.V.) shall have entered into amendments to its existing revolving credit facilities (the "Existing Credit Facilities"), providing for:

     (i) the extension of the maturity date for loans under the Existing Credit Facilities by an additional period of 12 months;

    (ii) the amendments to the financial and other covenants and other terms under the Existing Credit Facilities to accommodate the New Bonding Facility and issuance of Bonds under the New Bonding Facility, and to otherwise be consistent with the terms of the New Bonding Facility;

   (iii) the ability of STO to use cash or cash equivalent assets to secure its performance obligations in lieu of performance or other bonds; and

    (iv) such other modified terms, covenants and conditions that are reasonable for credit facilities of their types;

(d) STO or its subsidiaries shall have entered into amendments to its other credit facilities to the extent necessary to accommodate the New Bonding Facility and issuance of the Bonds under the New Bonding Facility;

(e) SNSA shall have agreed to extend the maturity of its remaining loans to STO to a date falling not earlier than the maturity date of the extended Existing Credit Facilities;

(f) STO shall have obtained all authorizations of its Board of Directors and, where required, its shareholders, for the New Bonding Facility, the amendments to the Existing Credit Facilities, and the issuance of shares pursuant to the Private Placement; and

(g) No change shall have occurred since the date of this Subscription Agreement in the business, properties, assets, operations, results of operations or prospects of STO or its subsidiaries that is materially adverse to STO and its subsidiaries, taken as a whole, or has had a material adverse effect on the value of STO and its subsidiaries taken as a whole.